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                      February 2, 2024

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Ltd
       Units 813 &815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Ltd
                                                            Form 20-F for the
Fiscal Years Ended December 31, 2021 and 2022
                                                            File No. 001-36206

       Dear Xianfeng Yang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology